UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number 001-37889

                              TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
                              ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
On June 8, 2017 Top Ships Inc. ("Top Ships" or the "Company") filed a prospectus supplement to the Company's registration statement on Form F-3, that was filed with the SEC and became effective on February 1, 2017, (the "Registration Statement") registering the underlying common shares of warrants (the "Warrants") issued in connection with the Company's follow-on offering launched in June 2014.
While the Registration Statement is effective the Warrant holders are required to exercise the Warrants with cash. As disclosed in the Company's Registration Statement, each warrant currently purchases 8.90 common shares (the "Warrant Shares") at the exercise price per Warrant Share of $0.28, as may be further adjusted. Also, as previously announced, the issuance of the Series C Preferred Shares constitutes an issuance of Variable Price Securities (as defined in the Warrant Agreement) and that, pursuant to Section 2(d) of the Warrant Agreement, each Holder shall have the right, but not the obligation, to, in any exercise of Warrants, adopt the Variable Price (as defined in the Warrant Agreement) at which the Series C Preferred Shares are convertible as the Exercise Price of the Warrants.
Should a Warrant holder be interested in exercising hers/his Warrants, she/he should contact the Company's Warrant agent ("Computershare") at their contact center number (800) 546-5141.
In order to exercise the Warrants, a holder is required to provide the information requested on the Warrant certificate and deliver hers/his Warrant certificate to Computershare. The Warrant holder should send hers/his completed Warrant certificate to "Computershare, C/O Voluntary Offers, 250 Royall Street, Suite V, Canton, MA 02021". Consideration for the Warrants should be in the form of wire payment and checks. Should a Warrant holder want to pay via a wire transfer she/he should call the Computershare contact center number at (800) 546-5141 and notify Computershare in advance. Upon receipt by Computershare of the Warrant certificate and proof of payment, Computershare will issue the shares via DRS in book entry form.
This document shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
Results of the Annual General Meeting
On June 9, 2017, the Company held its Annual General Meeting of Shareholders (the "AGM").  At the AGM, the shareholders of the Company approved and adopted the following three proposals:
1.	the election of Konstantinos Karelas, Per Christian Haukenes and Evangelos J. Pistiolis as Class II directors;
2.	the ratification of Deloitte Certified Public Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2017; and
3.
one or more amendments to the Company's Amended and Restated Articles of Incorporation to effect one or more reverse stock splits of the Company's issued common shares (the "Amendment") at a ratio of not less than one-for-two and not more than one-for-1000 and in the aggregate at a ratio of not more than one-for-1000, inclusive, with the exact ratio to be set at a whole number within this range to be determined by the Company's board of directors in its discretion (the "Split Ratio") and authorized the Company's board of directors  to implement any such reverse stock split by filing any such amendment with the Registrar of Corporations of the Republic of the Marshall Islands (the "Registrar of Corporations") the Amendment reflecting the Split Ratio.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-215577) filed with the U.S. Securities and Exchange Commission with an effective date of January 17, 2017.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC. (registrant)

Dated: June 9, 2017	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer